File No. 812-15938

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

GUGGENHEIM STRATEGIC OPPORTUNITIES FUND, GUGGENHEIM TAXABLE MUNICIPAL BOND & INVESTMENT GRADE DEBT TRUST, GUGGENHEIM ACTIVE ALLOCATION FUND, GUGGENHEIM INVESTMENTS PRIVATE CREDIT FUND, GUGGENHEIM PRIVATE INVESTMENTS, LLC, GUGGENHEIM FUNDS INVESTMENT ADVISORS, LLC, GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC, GUGGENHEIM INVESTMENTS LOAN ADVISORS, LLC, GUGGENHEIM CORPORATE FUNDING, LLC, GUGGENHEIM PARTNERS EUROPE LIMITED, GUGGENHEIM LOAN FUND, LLC, GUGGENHEIM LOAN FUND, LTD., GUGGENHEIM HIGH-YIELD FUND, LLC, NZC GUGGENHEIM MASTER FUND LTD., NZC GUGGENHEIM FUND LLC, NZC GUGGENHEIM FUND LTD, GUGGENHEIM PARTNERS OPPORTUNISTIC INVESTMENT GRADE SECURITIES FUND, LLC, GUGGENHEIM PARTNERS OPPORTUNISTIC INVESTMENT GRADE SECURITIES OFFSHORE FUND, LTD., GUGGENHEIM INVESTMENTS PRIVATE DEBT FUND IV-A, L.P., GUGGENHEIM INVESTMENTS PRIVATE DEBT FUND IV-B, L.P., GUGGENHEIM INVESTMENTS PRIVATE DEBT FUND IV GUARDIAN (U), L.P., GUGGENHEIM INVESTMENTS PRIVATE DEBT FUND IV-B (U), L.P., GUGGENHEIM INVESTMENTS FOUNDATIONS FUND-A, L.P, GUGGENHEIM U.S. LOAN FUND, GFI FUND, GUGGENHEIM INVESTMENTS PRIVATE DEBT FUND IV LOAN ACQUISITION, L.P., GUGGENHEIM INVESTMENTS PRIVATE DEBT FUND IV GUARDIAN (U-O), L.P., GUGGENHEIM PRIVATE INVESTMENTS GARNET FUND, LP, GUGGENHEIM PRIVATE INVESTMENTS LAND BANK FUND, LP, BILBAO CLO B DESIGNATED ACTIVITY COMPANY, GUGGENHEIM PRIVATE INVESTMENTS LB INITIAL BORROWER, LLC, TOURMALET CLO WH 2026-1, LTD., OAK PARK FUNDING, LLC, OAK PARK FUNDING 2026-1 LLC, GUGGENHEIM CASCADE FUNDING LLC

Guggenheim Funds Investment Advisors, LLC

Guggenheim Partners Investment Management, LLC

Guggenheim Private Investments, LLC

Guggenheim Corporate Funding, LLC

Guggenheim Investments Loan Advisors, LLC

Guggenheim Partners Europe Limited

330 Madison Avenue

New York, New York 10017

Telephone: (312) 357-0394

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO
SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1
UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT
TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE
17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Mark E. Mathiasen, Esq.

Managing Director

Guggenheim Funds Investment Advisors, LLC

Guggenheim Partners Investment Management, LLC

Guggenheim Private Investments, LLC

Guggenheim Corporate Funding, LLC

Guggenheim Investments Loan Advisors, LLC

Guggenheim Partners Europe Limited

330 Madison Avenue

New York, New York 10017

Telephone: (312) 357-0394

Copies to:

Cynthia R. Beyea, Esq.

Julien Bourgeois, Esq.

Dechert LLP

1900 K St NW

Washington, DC 20006

Cynthia.Beyea@Dechert.com

Julien.Bourgeois@Dechert.com

April 1, 2026

2

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF
GUGGENHEIM STRATEGIC OPPORTUNITIES FUND, GUGGENHEIM TAXABLE MUNICIPAL BOND & INVESTMENT GRADE DEBT TRUST, GUGGENHEIM ACTIVE ALLOCATION FUND, GUGGENHEIM INVESTMENTS PRIVATE CREDIT FUND, GUGGENHEIM PRIVATE INVESTMENTS, LLC, GUGGENHEIM FUNDS INVESTMENT ADVISORS, LLC, GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC, GUGGENHEIM INVESTMENTS LOAN ADVISORS, LLC, GUGGENHEIM CORPORATE FUNDING, LLC, GUGGENHEIM PARTNERS EUROPE LIMITED, GUGGENHEIM LOAN FUND, LLC, GUGGENHEIM LOAN FUND, LTD., GUGGENHEIM HIGH-YIELD FUND, LLC, NZC GUGGENHEIM MASTER FUND LTD., NZC GUGGENHEIM FUND LLC, NZC GUGGENHEIM FUND LTD, GUGGENHEIM PARTNERS OPPORTUNISTIC INVESTMENT GRADE SECURITIES FUND, LLC, GUGGENHEIM PARTNERS OPPORTUNISTIC INVESTMENT GRADE SECURITIES OFFSHORE FUND, LTD., GUGGENHEIM INVESTMENTS PRIVATE DEBT FUND IV-A, L.P., GUGGENHEIM INVESTMENTS PRIVATE DEBT FUND IV-B, L.P., GUGGENHEIM INVESTMENTS PRIVATE DEBT FUND IV GUARDIAN (U), L.P., GUGGENHEIM INVESTMENTS PRIVATE DEBT FUND IV-B (U), L.P., GUGGENHEIM INVESTMENTS FOUNDATIONS FUND-A, L.P, GUGGENHEIM U.S. LOAN FUND, GFI FUND, GUGGENHEIM INVESTMENTS PRIVATE DEBT FUND IV LOAN ACQUISITION, L.P., GUGGENHEIM INVESTMENTS PRIVATE DEBT FUND IV GUARDIAN (U-O), L.P., GUGGENHEIM PRIVATE INVESTMENTS GARNET FUND, LP, GUGGENHEIM PRIVATE INVESTMENTS LAND BANK FUND, LP, BILBAO CLO B DESIGNATED ACTIVITY COMPANY, GUGGENHEIM PRIVATE INVESTMENTS LB INITIAL BORROWER, LLC, TOURMALET CLO WH 2026-1, LTD., OAK PARK FUNDING, LLC, OAK PARK FUNDING 2026-1 LLC, GUGGENHEIM CASCADE FUNDING LLC

330 MADISON AVENUE, NEW YORK, NEW YORK 10017

File No. 812-15938

: : : : : : : : : : : : : : : : : : : : : : :	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.       SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on January 30, 2018 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	Guggenheim Strategic Opportunities Fund (NYSE: GOF) (“GOF”), a Delaware statutory trust that is a diversified, closed-end management investment company registered under the 1940 Act;
•	Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust (NYSE: GBAB) (“GBAB”), a Delaware statutory trust that is a diversified, closed-end management investment company registered under the 1940 Act;
•	Guggenheim Active Allocation Fund (NYSE: GUG) (“GUG”), a Delaware statutory trust that is a diversified, closed-end management investment company registered under the 1940 Act;
•	Guggenheim Investments Private Credit Fund, a newly formed Delaware statutory trust that will operate as a non-diversified, closed-end management investment company and intends to elect to be regulated as a business development company under the 1940 Act (“GIPC” and, collectively with GOF, GBAB and GUG, the “Existing Regulated Funds”);
•	Guggenheim Funds Investment Advisors, LLC (“GFIA”), a Delaware limited liability company that serves as the investment adviser to GOF, GBAB and GUG, on behalf of itself and its successors[3];
•	Guggenheim Partners Investment Management, LLC (“GPIM”), a Delaware limited liability company that serves as the investment sub-adviser to GOF, GBAB and GUG and investment adviser to certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors;
•	Guggenheim Corporate Funding, LLC (“GCF”), a Delaware limited liability company that serves as the investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors;
•	Guggenheim Partners Europe Limited (“GPEL”), a private limited company incorporated in Ireland that serves as the investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors
•	Guggenheim Private Investments, LLC, a Delaware limited liability company, that serves as investment adviser to GIPC, on behalf of itself and its successors (“GPI”);
•	Guggenheim Investments Loan Advisors, LLC, a Delaware limited liability company, that serves as an investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors (“GILA” and, collectively with GPI, GFIA, GPIM, GPEL and GCF, the “Existing Advisers”); and
•	The investment funds set forth on Schedule A hereto, each of which is an entity whose investment adviser is an Adviser (as defined below) and that would be an investment company but for Section 3(c)(1) or 3(c)(7) under the 1940 Act (collectively,

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	Guggenheim Credit Income Fund, et al. (File No. 812-14821), Release No. IC-32960 (January 3, 2018) (notice), Release No. IC-32996 (January 30, 2018) (order).
[3]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds and the Existing Advisers, the “Applicants”).[4]

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

II.       GENERAL DESCRIPTION OF THE APPLICANTS

A.       The Existing Regulated Funds

[4]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.
[5]	“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[8]	“Adviser” means GPI, GCF, GPEL, GFIA, GILA, GPIM, and any other investment adviser controlling, controlled by, or under common control with GPI, GCF, GPEL, GILA, GFIA and/or GPIM. The term “Adviser” also includes any internally-managed Regulated Fund.
[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

Each of the Existing Regulated Funds is or will be an externally managed closed-end management investment company. Each of GOF, GBAB and GUG is registered under the 1940 Act as a diversified, closed-end management investment company. GIPC was formed for the purpose of operating as an externally managed closed-end management investment company that intends to elect to be regulated as a business development company under Section 54(a) of the 1940 Act. GOF, GBAB, GUG and GIPC were formed as Delaware statutory trusts on November 13, 2006, June 30, 2010, May 20, 2021 and March 6, 2025, respectively. Each of GOF, GBAB and GUG has elected to be, and GIPC intends to elect to be, treated for federal income tax purposes, and intends to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code. GOF, GBAB and GUG are advised by GFIA, in each case pursuant to an investment advisory agreement, and sub-advised by GPIM, in each case pursuant to an investment sub-advisory agreement. GIPC is advised by GPI pursuant to an investment advisory agreement.

GOF’s objectives and strategies are to maximize total return through a combination of current income and capital appreciation by combining a credit-managed fixed-income portfolio with access to a diversified pool of alternative investments and equity strategies.

GBAB’s objectives and strategies are to provide current income with a secondary objective of long-term capital appreciation by investing primarily in a diversified portfolio of taxable municipal securities, including Build America Bonds, and other investment grade, income generating debt securities, including debt instruments issued by non-profit entities (such as entities related to healthcare, higher education and housing), municipal conduits, project finance corporations, and tax-exempt municipal securities.

GUG’s objectives and strategies are to maximize total return through a combination of current income and capital appreciation by investing in a wide range of both fixed-income and other debt instruments selected from a variety of sectors and credit qualities.

GIPC’s objectives and strategies are to generate current income and, to a lesser extent, long-term capital appreciation by investing in a portfolio consisting primarily of highly negotiated debt investments in middle market and upper-middle market companies, consisting of loans (primarily senior secured) but also including bonds and other debt instruments, along with associated equity kickers, securities with equity-like characteristics and other equity investments.

Each Fund’s and each Future Regulated Fund’s business and affairs are or will be managed under the direction of a board of directors (or the equivalent) (a “Board”).10 GOF, GBAB and GUG’s Board consists of seven members, six of whom are considered independent trustees as defined in Section 2(a)(19) of the Act. GIPC’s Board consists of seven members, five of whom are not “interested persons” of GIPC within the meaning of Section 2(a)(19) of the Act. Each Fund’s Board has delegated daily management and investment authority to the Existing Advisers pursuant to an investment advisory agreement and, as applicable, an investment sub-advisory agreement.

B.       The Existing Affiliated Funds

Each Existing Affiliated Fund is an investment fund whose investment adviser is an Adviser and which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. A list setting out the Existing Affiliated Funds is included on Schedule A hereto.

C.       The Existing Advisers

GFIA is the investment adviser to GOF, GUG and GBAB and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). GPIM is the investment sub-adviser to GOF, GUG and GBAB and investment adviser to certain Existing Affiliated Funds and is registered as an investment adviser under the Advisers Act. GCF is the investment adviser to certain Existing Affiliated Funds and is registered as an investment adviser under the Advisers Act. GPI is the investment adviser to GIPC and is registered as an investment adviser under the Advisers Act. GILA is the investment adviser to certain of the Existing Affiliated Funds and is registered as an investment adviser registered under the Advisers Act. GPEL is an affiliate of GPI, GCF and GPIM based in the United Kingdom that is not registered under the Advisers Act and is regulated by the Central Bank of Ireland Commission.

III.       ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.       Applicable Law

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.       Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). GPI, GCF, GPEL, GFIA, GILA and GPIM are each majority-owned by Guggenheim Partners, LLC, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to GPI, GCF, GPEL, GFIA, GILA, GPIM, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with GPI, GCF, GPEL, GFIA, GILA, GPIM, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.       Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.       Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio

[11]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2.       Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.       Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4.       No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.       Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6.       Dispositions:

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[13]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.
[14]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.
[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[17]	The Affiliated Entities may adopt shared Co-Investment Policies.

(a)	Prior to any Disposition[18] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.
(b)	Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[19]

7.       Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.
(b)	Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.
(c)	At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.
(d)	Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.
(e)	The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.       Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

9.       In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[19]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.
[20]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

IV.       STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.       Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.       Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.       PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.       PROCEDURAL MATTERS

A.       Communications

Please address all communications concerning this Application, the Notice and the Order to:

Mark E. Mathiasen, Esq.

Managing Director

Guggenheim Funds Investment Advisors, LLC

Guggenheim Partners Investment Management, LLC

Guggenheim Private Investments, LLC

Guggenheim Corporate Funding, LLC

Guggenheim Investments Loan Advisors, LLC

Guggenheim Partners Europe Limited

[21]	See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

330 Madison Avenue

New York, New York 10017

Telephone: (312) 357-0394

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Cynthia R. Beyea, Esq.

Julien Bourgeois, Esq.

Dechert LLP

1900 K St NW

Washington, DC 20006

Cynthia.Beyea@Dechert.com

Julien.Bourgeois@Dechert.com

B.       Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below in Exhibit A, Exhibit B, Exhibit C and Exhibit D.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The persons executing the Application on behalf of the Applicants being duly sworn deposes and says that they have duly executed the Application for and on behalf of the applicable entities listed; that they are authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 1st day of April, 2026.

GUGGENHEIM STRATEGIC OPPORTUNITIES FUND

By: /s/ Amy J. Lee
Name: Amy J. Lee
Title: Chief Legal Officer

GUGGENHEIM TAXABLE MUNICIPAL BOND & INVESTMENT GRADE DEBT TRUST

By: /s/ Amy J. Lee
Name: Amy J. Lee
Title: Chief Legal Officer

GUGGENHEIM ACTIVE ALLOCATION FUND

By: /s/ Amy J. Lee
Name: Amy J. Lee
Title: Chief Legal Officer

GUGGENHEIM INVESTMENTS PRIVATE CREDIT FUND

By: /s/ Brian E. Binder
Name: Brian E. Binder
Title: Chief Executive Officer and President

GUGGENHEIM PRIVATE INVESTMENTS, LLC

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

GUGGENHEIM FUNDS INVESTMENT ADVISORS, LLC

By: /s/ Amy J. Lee
Name: Amy J. Lee
Title: General Counsel and Secretary

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

GUGGENHEIM INVESTMENTS LOAN ADVISORS, LLC

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim CORPORATE FUNDING, LLC

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim PARTNERS EUROPE LIMITED.

By: /s/ Adrian Duffy
Name: Adrian Duffy
Title: Director

Guggenheim Loan Fund, LLC

By: Guggenheim Partners Investment Management, LLC, as Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Loan Fund, LTD.

By: Guggenheim Partners Investment Management, LLC, as Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim High-Yield Fund, LLC

By: Guggenheim Partners Investment Management, LLC, as Investment Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

NZC GUGGENHEIM MASTER FUND LTD.

By: Guggenheim Partners Investment Management, LLC, as Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

NZC GUGGENHEIM FUND LLC

By: Guggenheim Partners Investment Management, LLC, as Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

NZC GUGGENHEIM FUND LTD.

By: Guggenheim Partners Investment Management, LLC, as Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Partners Opportunistic Investment Grade Securities Fund, LLC

By: Guggenheim Partners Investment Management, LLC, as Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Partners Opportunistic Investment Grade Securities Offshore Fund, Ltd.

By: Guggenheim Partners Investment Management, LLC, as Investment Adviser

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Investments Private Debt Fund IV-A, L.P.

By: Guggenheim Investments Private Debt Fund IV GP, LLC, its General Partner

By: Guggenheim Corporate Funding, LLC, its Sole Member

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Investments Private Debt Fund IV-B, L.P.

By: Guggenheim Investments Private Debt Fund IV GP, LLC, its General Partner

By: Guggenheim Corporate Funding, LLC, its Sole Member

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Investments Private Debt Fund IV Guardian (U), L.P.

By: Guggenheim Investments Private Debt Fund IV GP, LLC, its General Partner

By: Guggenheim Corporate Funding, LLC, its Sole Member

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Investments Private Debt Fund IV-B (U), L.P.

By: Guggenheim Corporate Funding, LLC, as Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

GUGGENHEIM INVESTMENTS FOUNDATIONS FUND-A, L.P

By: Guggenheim Partners Investment Management, LLC, as Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim U.S. Loan Fund

By: Guggenheim Partners Investment Management, LLC, as Investment Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

GFI Fund

By: Guggenheim Partners Investment Management, LLC, as Investment Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Investments Private Debt Fund IV Loan Acquisition, L.P.

By: Guggenheim Investments Private Debt Fund IV GP, LLC, its General Partner

By: Guggenheim Corporate Funding, LLC, its Sole Member

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Investments Private Debt Fund IV Guardian (U-O), L.P.

By: Guggenheim Investments Private Debt Fund IV GP, LLC, its General Partner

By: Guggenheim Corporate Funding, LLC, its Sole Member

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Private Investments Garnet Fund, LP

By: Guggenheim Private Investments Garnet Fund GP, LLC, its General Partner

By: Guggenheim Private Investments, LLC, its Sole Member

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Private Investments Land Bank Fund, LP

By: Guggenheim Private Investments, LLC

By: /s/ Amy Lippincott
Name: Amy Lippincott
Title: Attorney-in-Fact

BILBAO CLO B DESIGNATED ACTIVITY COMPANY

By: Guggenheim Partners Europe Limited

By: /s/ Adrian Duffy
Name: Adrian Duffy
Title: Director

GUGGENHEIM PRIVATE INVESTMENTS LB INITIAL BORROWER, LLC

By: Guggenheim Private Investments, LLC

By: /s/ Amy Lippincott
Name: Amy Lippincott
Title: Attorney-in-Fact

TOURMALET CLO WH 2026-1, LTD.

By: Guggenheim Investments Loan Advisors, LLC

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

OAK PARK FUNDING, LLC

By: Guggenheim Corporate Funding, LLC

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

OAK PARK FUNDING 2026-1, LLC

By: Guggenheim Corporate Funding, LLC

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

GUGGENHEIM CASCADE FUNDING LLC

By: Guggenheim Private Investments, LLC

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Schedule A

All Existing Affiliated Funds are advised by an Adviser as set forth below:

A.	Adviser is Guggenheim Partners Investment Management, LLC:
1.	NZC Guggenheim Master Fund Ltd.
2.	NZC Guggenheim Fund LLC
3.	NZC Guggenheim Fund LTD
4.	Guggenheim Partners Opportunistic Investment Grade Securities Fund, LLC
5.	Guggenheim Partners Opportunistic Investment Grade Securities Offshore Fund, Ltd.
6.	Guggenheim Investments Foundations Fund-A, L.P
7.	Guggenheim U.S. Loan Fund
8.	Guggenheim Loan Fund, Ltd.
9.	Guggenheim Loan Fund, LLC
10.	GFI Fund
11.	Guggenheim High-Yield Fund, LLC
B.	Adviser is Guggenheim Private Investments, LLC
1.	Guggenheim Private Investments Land Bank Fund, LP
2.	Guggenheim Private Investments LB Initial Borrower, LLC
3.	Guggenheim Cascade Funding LLC
C.	Adviser is Guggenheim Investments Loan Advisors, LLC
1.	Tourmalet CLO WH 2026-1, Ltd.
D.	Adviser is Guggenheim Corporate Funding, LLC:
1.	Guggenheim Investments Private Debt Fund IV-A, L.P.
2.	Guggenheim Investments Private Debt Fund IV-B, L.P.
3.	Guggenheim Investments Private Debt Fund IV Guardian (U), L.P.
4.	Guggenheim Investments Private Debt Fund IV-B (U), L.P.
5.	Guggenheim Investments Private Debt Fund IV Loan Acquisition, L.P.
6.	Guggenheim Investments Private Debt Fund IV Guardian (U-O), L.P.
7.	Guggenheim Private Investments Garnet Fund, LP

0

8.	Oak Park Funding, LLC
9.	Oak Park Funding 2026-1, LLC
E.	Adviser is Guggenheim Partners Europe Limited
1.	Bilbao CLO B Designated Activity Company

1

VERIFICATION

The undersigned states that they have duly executed the attached Application dated April 1, 2026, for and on behalf of the Applicants, as the case may be, that they hold the office with each such entity as indicated below, and that all actions by stockholders, officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that they are familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of their knowledge, information, and belief.

GUGGENHEIM STRATEGIC OPPORTUNITIES FUND

By: /s/ Amy J. Lee
Name: Amy J. Lee
Title: Chief Legal Officer

GUGGENHEIM TAXABLE MUNICIPAL BOND & INVESTMENT GRADE DEBT TRUST

By: /s/ Amy J. Lee
Name: Amy J. Lee
Title: Chief Legal Officer

GUGGENHEIM ACTIVE ALLOCATION FUND

By: /s/ Amy J. Lee
Name: Amy J. Lee
Title: Chief Legal Officer

GUGGENHEIM INVESTMENTS PRIVATE CREDIT FUND

By: /s/ Brian E. Binder
Name: Brian E. Binder
Title: Chief Executive Officer and President

GUGGENHEIM PRIVATE INVESTMENTS, LLC

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

GUGGENHEIM FUNDS INVESTMENT ADVISORS, LLC

By: /s/ Amy J. Lee
Name: Amy J. Lee
Title: General Counsel and Secretary

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

GUGGENHEIM INVESTMENTS LOAN ADVISORS, LLC

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim CORPORATE FUNDING, LLC

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

2

Guggenheim PARTNERS EUROPE LIMITED.

By: /s/ Adrian Duffy
Name: Adrian Duffy
Title: Director

Guggenheim Loan Fund, LLC

By: Guggenheim Partners Investment Management, LLC, as Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Loan Fund, LTD.

By: Guggenheim Partners Investment Management, LLC, as Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim High-Yield Fund, LLC

By: Guggenheim Partners Investment Management, LLC, as Investment Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

NZC GUGGENHEIM MASTER FUND LTD.

By: Guggenheim Partners Investment Management, LLC, as Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

NZC GUGGENHEIM FUND LLC

By: Guggenheim Partners Investment Management, LLC, as Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

NZC GUGGENHEIM FUND LTD.

By: Guggenheim Partners Investment Management, LLC, as Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Partners Opportunistic Investment Grade Securities Fund, LLC

By: Guggenheim Partners Investment Management, LLC, as Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

 3

Guggenheim Partners Opportunistic Investment Grade Securities Offshore Fund, Ltd.

By: Guggenheim Partners Investment Management, LLC, as Investment Adviser

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Investments Private Debt Fund IV-A, L.P.

By: Guggenheim Investments Private Debt Fund IV GP, LLC, its General Partner

By: Guggenheim Corporate Funding, LLC, its Sole Member

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Investments Private Debt Fund IV-B, L.P.

By: Guggenheim Investments Private Debt Fund IV GP, LLC, its General Partner

By: Guggenheim Corporate Funding, LLC, its Sole Member

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Investments Private Debt Fund IV Guardian (U), L.P.

By: Guggenheim Investments Private Debt Fund IV GP, LLC, its General Partner

By: Guggenheim Corporate Funding, LLC, its Sole Member

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Investments Private Debt Fund IV-B (U), L.P.

By: Guggenheim Corporate Funding, LLC, as Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

GUGGENHEIM INVESTMENTS FOUNDATIONS FUND-A, L.P

By: Guggenheim Partners Investment Management, LLC, as Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

4

Guggenheim U.S. Loan Fund

By: Guggenheim Partners Investment Management, LLC, as Investment Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

GFI Fund

By: Guggenheim Partners Investment Management, LLC, as Investment Manager

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Investments Private Debt Fund IV Loan Acquisition, L.P.

By: Guggenheim Investments Private Debt Fund IV GP, LLC, its General Partner

By: Guggenheim Corporate Funding, LLC, its Sole Member

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Investments Private Debt Fund IV Guardian (U-O), L.P.

By: Guggenheim Investments Private Debt Fund IV GP, LLC, its General Partner

By: Guggenheim Corporate Funding, LLC, its Sole Member

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Private Investments Garnet Fund, LP

By: Guggenheim Private Investments Garnet Fund GP, LLC, its General Partner

By: Guggenheim Private Investments, LLC, its Sole Member

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

Guggenheim Private Investments Land Bank Fund, LP

By: Guggenheim Private Investments, LLC

By: /s/ Amy Lippincott
Name: Amy Lippincott
Title: Attorney-in-Fact

5

BILBAO CLO B DESIGNATED ACTIVITY COMPANY

By: Guggenheim Partners Europe Limited

By: /s/ Adrian Duffy
Name: Adrian Duffy
Title: Director

GUGGENHEIM PRIVATE INVESTMENTS LB INITIAL BORROWER, LLC

By: Guggenheim Private Investments, LLC

By: /s/ Amy Lippincott
Name: Amy Lippincott
Title: Attorney-in-Fact

TOURMALET CLO WH 2026-1, LTD.

By: Guggenheim Investments Loan Advisors, LLC

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

OAK PARK FUNDING, LLC

By: Guggenheim Corporate Funding, LLC

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

OAK PARK FUNDING 2026-1, LLC

By: Guggenheim Corporate Funding, LLC

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

GUGGENHEIM CASCADE FUNDING LLC

By: Guggenheim Private Investments, LLC

By: /s/ Kathleen Amaro
Name: Kathleen Amaro
Title: Attorney-in-Fact

6

EXHIBIT A

Resolutions of the Board of Trustees of Guggenheim Strategic Opportunities Fund

WHEREAS, the Board of Trustees (the “Board”) of Guggenheim Strategic Opportunities Fund (the “Fund”), has reviewed the Fund’s Co-Investment Exemptive Application (the “Exemptive Application”) involving the Fund and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Appendix A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that any officer of the Fund be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Board shall be the Directors, President, Vice President, Treasurer, Secretary and Assistant Secretaries of the Board or any other authorized signatories designated by the Directors of the Board from time to time (collectively, the “Authorized Officers”).

A-1

EXHIBIT B

Resolutions of the Board of Trustees of Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust

WHEREAS, the Board of Trustees (the “Board”) of Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust (the “Fund”), has reviewed the Fund’s Co-Investment Exemptive Application (the “Exemptive Application”) involving the Fund and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Appendix A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that any officer of the Fund be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Board shall be the Directors, President, Vice President, Treasurer, Secretary and Assistant Secretaries of the Board or any other authorized signatories designated by the Directors of the Board from time to time (collectively, the “Authorized Officers”).

B-1

EXHIBIT C

Resolutions of the Board of Trustees of Guggenheim Active Allocation Fund

WHEREAS, the Board of Trustees (the “Board”) of Guggenheim Active Allocation Fund (the “Fund”), has reviewed the Fund’s Co-Investment Exemptive Application (the “Exemptive Application”) involving the Fund and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Appendix A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that any officer of the Fund be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Board shall be the Directors, President, Vice President, Treasurer, Secretary and Assistant Secretaries of the Board or any other authorized signatories designated by the Directors of the Board from time to time (collectively, the “Authorized Officers”).

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EXHIBIT D

Resolutions of the Initial Trustee of Guggenheim Investments Private Credit Fund

WHEREAS, the Initial Trustee (the “Initial Trustee”) of Guggenheim Investments Private Credit Fund (the “Fund”), has reviewed the Fund’s Co-Investment Exemptive Application (the “Exemptive Application”) involving the Fund and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Appendix A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that any officer of the Fund be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers shall be the any authorized signatories designated by the Initial Trustee or, when constituted, the board of trustees of the Fund from time to time (collectively, the “Authorized Officers”).

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